    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 20, 2004
                                             1933 ACT REGISTRATION NO. 333-XXXXX
                                             1940 ACT REGISTRATION NO. 811-08559
                                                              CIK NO. 0001051629

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

             REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940

              LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE
                                    ACCOUNT M
                           (EXACT NAME OF REGISTRANT)

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                            (EXACT NAME OF DEPOSITOR)

                100 Madison Street Suite 1860 Syracuse, NY 13202
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                Depositor's Telephone Number, including Area Code
                                 (888) 223-1860

        Robert O. Sheppard, Esquire                              COPY TO:
Lincoln Life & Annuity Company of New York            Christine S. Frederick, Esquire
            100 Madison Street                  The Lincoln National Life Insurance Company
                Suite 1860                                   350 Church Street
            Syracuse, NY 13202                           Hartford, CT 06103-1106
  (NAME AND ADDRESS OF AGENT FOR SERVICE)

            APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: Continuous INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), shall determine.

LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

HOME OFFICE LOCATION:                         ADMINISTRATIVE OFFICE:
100 MADISON STREET                            CLIENT SERVICE CENTER MVL1
SUITE 1860                                    350 CHURCH STREET
SYRACUSE, NY 13202                            HARTFORD, CT 06103-1106
(888) 223-1860                                (800) 444-2363

                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

     This prospectus describes Lincoln VUL(ONE), a flexible premium variable life insurance contract (the "policy"), offered by Lincoln Life & Annuity Company of New York ("Lincoln Life", " the Company", "we", "us", "our"). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.

     The policy described in this prospectus is available only in New York.

     You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account M ("Separate Account"), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. The policy features the ELITE SERIES of funds (the "funds"), offered through the following fund families. Comprehensive information on the funds offered may be found in the funds prospectus which is furnished with this prospectus.

          - ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.

          - AMERICAN CENTURY VARIABLE PRODUCTS GROUP, INC.

          - AMERICAN FUNDS INSURANCE SERIES

          - DELAWARE VIP TRUST

          - FIDELITY VARIABLE INSURANCE PRODUCTS

          - FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

          - JANUS ASPEN SERIES

          - LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

          - MFS(R) VARIABLE INSURANCE TRUST

          - NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

          - SCUDDER INVESTMENT VIT FUNDS

     Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the "SAI"). See the last page of this prospectus for information on how you may obtain the SAI.


TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT FUNDS' PROSPECTUSES WITH IT. KEEP ALL PROSPECTUSES FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.

                                PROSPECTUS DATED:

                                TABLE OF CONTENTS

CONTENTS                                              PAGE
--------                                              ----
POLICY SUMMARY                                           3
   Benefits of Your Policy                               3
   Risks of Your Policy                                  3
   Charges and Fees                                      4
LINCOLN LIFE, THE SEPARATE ACCOUNT AND
  THE GENERAL ACCOUNT                                    7
   Funds                                                 7
   Fund Withdrawal and Substitution                     12
   Voting Rights                                        12
POLICY CHARGES AND FEES                                 13
   Premium Load; Net Premium Payment                    13
   Surrender Charges                                    13
   Partial Surrender Fee                                15
   Fund Transfer Fee                                    15
   Mortality and Expense Risk Charge                    15
   Fixed Account Asset Charge                           15
   Cost of Insurance Charge                             15
   Administrative Fee                                   16
   Policy Loan Interest                                 16
   Rider Charges                                        16
   Case Exceptions                                      16
YOUR INSURANCE POLICY                                   16
   Application                                          17
   Owner                                                18
   Right to Examine Period                              18
   Initial Specified Amount                             18
   Transfers                                            18
   Limits on Frequent Transfers                         19
   Optional Sub-Account Allocation Programs             19
   Riders                                               20
   Continuation of Coverage                             22
   Termination of Coverage                              22
   State Regulation                                     22
PREMIUMS                                                22
   Allocation of Net Premium Payment                    22
   Planned Premiums; Additional Premiums                23
   Policy Values                                        23
DEATH BENEFITS                                          24
   Death Benefit Options                                24
   Changes to Initial Specified Amount and
     Death Benefit Options                              25
   Death Benefit Proceeds                               26
POLICY SURRENDERS                                       26
   Partial Surrender                                    26
POLICY LOANS                                            27
LAPSE AND REINSTATEMENT                                 28
   No-Lapse Protection                                  28
   Reinstatement of a Lapsed Policy                     29
TAX ISSUES                                              29
   Taxation of Life Insurance Contracts in General      29
   Policies Which Are MECs                              30
   Policies Which Are Not MECs                          31
   Other Considerations                                 32
   Fair Value of Your Policy                            32
   Tax Status of Lincoln Life                           33
RESTRICTIONS ON FINANCIAL TRANSACTIONS                  33
LEGAL PROCEEDINGS                                       33
FINANCIAL STATEMENTS                                    33
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION     34

POLICY SUMMARY

          BENEFITS OF YOUR POLICY

          DEATH BENEFIT PROTECTION. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance.

          TAX DEFERRED ACCUMULATION. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax-deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

          ACCESS TO YOUR POLICY VALUES. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

          FLEXIBILITY. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment choices within your policy. With the wide variety of investment options available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. You should refer to each fund prospectus for comprehensive information on each fund. You may also use the Fixed Account to fund your policy.

          RISKS OF YOUR POLICY

          FLUCTUATING INVESTMENT PERFORMANCE. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account's objective and risk is found in each fund's prospectus. You should review these prospectuses before making your investment decision.

          UNSUITABLE FOR SHORT-TERM INVESTMENT. This policy is intended for long-term financial planning, and is unsuitable for short term goals. Your policy is not designed to serve as a vehicle for frequent trading.

          POLICY LAPSE. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated.

          DECREASING DEATH BENEFIT. Any outstanding policy loans and any amount that you have surrendered or withdrawn will reduce your policy's death benefit.

          ADVERSE CONSEQUENCES OF EARLY SURRENDER. There are surrender charges assessed if you surrender your policy in the first 10-15 years. Depending on the amount of premium paid, or any reduction in specified amount, there may be little or no surrender value available. Partial surrenders may reduce the policy value and death benefit.

          ADVERSE TAX CONSEQUENCES. You should always consult a tax adviser about the application of federal and state tax rules to your individual situation. The federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.

          CHARGES AND FEES

          This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the "Policy Charges and Fees" section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer invested amounts between Sub-Accounts.

                            TABLE I: TRANSACTION FEES

                                                 WHEN CHARGE                                           AMOUNT
          CHARGE                                 IS DEDUCTED                                          DEDUCTED
-------------------------------       ----------------------------------     -------------------------------------------------------
Maximum sales charge imposed on       When you pay a premium.                8.0% of each premium payment.(1)
premiums (load)

Surrender Charge*                     Upon full surrender of your policy
                                      (years 1-15). When you make
                                      certain specified amount
                                      decreases (years 1-10).
  Minimum and Maximum Charge                                                 The surrender charge ranges from a minimum of $0.00 to
                                                                             a maximum of $49.12 per $1000 of specified amount.
  Charge for a Representative                                                For a male, age 45, nonsmoker, in year one, the
  Insured                                                                    maximum surrender charge is $33.11 per $1000 of
                                                                             specified amount.
                                                                             For a female, age 45, nonsmoker, in year one the
                                                                             maximum surrender charge is $28.11 per $1000 of
                                                                             specified amount.

Partial Surrender Fee                 When you take a partial surrender      The lesser of $25 or 2% of the amount surrendered.
                                      of your policy.

Fund Transfer Fee                     Applied to any transfer request        $25
                                      in excess of 24 made during any
                                      policy year.

Estate Tax Repeal Rider               One-time charge at issue (if           $250
(optional)                            elected)

(1) 8% of each premium payment in years 1-20 and 4.0% in years 21 and later.

Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.

          TABLE II: PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES

                                                 WHEN CHARGE                                           AMOUNT
          CHARGE                                 IS DEDUCTED                                          DEDUCTED
-------------------------------       ----------------------------------    -------------------------------------------------------
Cost of Insurance*                    Monthly
  Minimum and Maximum Charge                                                The monthly cost of insurance rates for standard issue
                                                                            individuals ranges from a guaranteed minimum of $0.00
                                                                            per $1,000 per month to a guaranteed maximum of $83.33
                                                                            per $1,000 per month of net amount at risk.
                                                                            Individuals with a higher mortality risk than standard
                                                                            issue individuals can be charged from 125% to 800% of
                                                                            the standard rate.
  Charge for a Representative                                               For a male, age 45, nonsmoker, the guaranteed maximum
  Insured                                                                   monthly cost of insurance rate is $.38 per $1000 of net
                                                                            amount at risk.
                                                                            For a female, age 45, nonsmoker, the guaranteed maximum
                                                                            monthly cost of insurance rate is $.30 per $1000 of net
                                                                            amount at risk.

Mortality and Expense Risk            Daily (at the end of each             Daily charge as a percentage of the value of the
Charge ("M&E")                        valuation day).                       Separate Account, guaranteed at an effective annual rate
                                                                            of 0.50%.(2)

Fixed Account Asset Charge            Daily                                 Daily charge as a percentage of the value of the Fixed
                                                                            Account, guaranteed at an effective annual rate of
                                                                            0.50%.

Administrative Fee*                   Monthly                               A flat fee of $10 per month in all years.
  Minimum and Maximum                                                       For the first ten policy years from issue date or
                                                                            increase in specified amount, there is an additional
                                                                            charge. The monthly charge ranges from a minimum of
                                                                            $0.01 per $1,000 of specified amount to a maximum of
                                                                            $0.54 per $1,000 of specified amount.

  Charge for a Representative                                               For a male or female age 45, the maximum additional
  Insured                                                                   monthly charge is $0.05 per $1,000 of specified amount.

Policy Loan Interest                  Annually                              5.5% annually of the amount held in the loan account.(3)

(2) Guaranteed at an effective annual rate of 0.50% in policy years 1-10 and 0.20% in policy years 11 and beyond.

(3) Annual interest rate of 5.5% in years 1-10, and 4.5% in years 11 and later.

                                       WHEN CHARGE                                           AMOUNT
          CHARGE                       IS DEDUCTED                                          DEDUCTED
-------------------------------  ------------------------     --------------------------------------------------------------------
Rider Charges                    Annually                     Individualized based on optional Rider(s) selected.

Waiver of Monthly Deduction      Monthly
Rider *
  Minimum and Maximum Charge                                  The waiver of monthly deduction rate factor ranges from a minimum of
                                                              2% of all other covered monthly charges to a maximum of 12% of all other covered monthly charges.
  Charge for a Representative                                 For a male, age 45, nonsmoker, the maximum rate factor is 3.5% of all
  Insured                                                     other covered monthly charges.
                                                              For a female, age 45, nonsmoker, the maximum rate factor is 5% of all other covered monthly charges.

No-Lapse Enhancement Rider       N/A                          There is no charge for this rider.

Accounting Value Rider           N/A                          There is no charge for this rider.

Change of Insured Rider          N/A                          There is no charge for this rider.

* These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial advisor.

Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the funds that you may pay during the time you own your policy. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time. (to be updated by amendment)


   TABLE III: TOTAL ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED
                                FROM FUND ASSETS)

            TOTAL ANNUAL OPERATING EXPENSE                       MINIMUM                 MAXIMUM
---------------------------------------------------      -----------------------    ------------------
Total Management fees, distribution and/or service
(12b-1) fees, and other expenses.                                0.32%                    1.41%(4)

(4) Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 0.27%. These waivers and reductions generally extend through April 30, 2003 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

          Lincoln Life & Annuity Company of New York (Lincoln Life) (EIN 16-1505436) is a New York-domiciled life insurance company founded on June 6, 1996. Lincoln Life is a subsidiary of The Lincoln National Life Insurance Company (LNLIC), an Indiana-domiciled insurance corporation engaged primarily in the direct issuance of life insurance contracts and annuities. LNLIC is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

          Lincoln Life & Annuity Flexible Premium Variable Life Account M (Separate Account) is a separate account of the Company which was established on November 24, 1997. The investment performance of assets in the Separate Account is kept separate from that of the Company's General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company. Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company's other income, gains or losses. The Separate Account's values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and meets the definition of "separate account." Any changes in the investment policy of the Separate Account must be approved by the New York Insurance Department.

          Your policy may also be funded in whole or in part through the Fixed Account. In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company's General Account.

          FUNDS

          The variable investment options in the policy are Sub-Accounts of the Separate Account. All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the appropriate fund.

          A given fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

          Several of the funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual fund prospectus.

          There is no assurance that the investment objective of any of the funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each fund's prospectus carefully before making investment choices.

          Additional funds may be made available as underlying investments. The right to select among funds will be limited by the terms and conditions imposed by the Company.

          The funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus.

          ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC., advised by Alliance Capital Management, L.P.

               ALLIANCEBERNSTEIN GROWTH AND INCOME PORTFOLIO (CLASS A): Seeks reasonable current income and reasonable appreciation through investments primarily in dividend-paying common stocks of good quality. The portfolio may also invest in fixed-income securities and convertible securities.

               ALLIANCEBERNSTEIN PREMIER GROWTH PORTFOLIO (CLASS A): Seeks long-term growth of capital by pursuing aggressive investment policies. The portfolio invests predominantly in the equity securities of a limited number of large, carefully selected high-quality U.S. companies that are judged likely to achieve superior earnings growth.

               ALLIANCEBERNSTEIN SMALL CAP VALUE PORTFOLIO (CLASS A): Seeks long-term growth of capital. The portfolio invests primarily in a diversified portfolio of equity securities of companies with relatively small market capitalizations. Under normal circumstances, the portfolio will invest at least 65% of its total assets in these types of securities. The portfolio's investment policies emphasize investment in companies that are determined to be undervalued, using a fundamental value approach.

               ALLIANCEBERNSTEIN TECHNOLOGY PORTFOLIO (CLASS A): Seeks to emphasize growth of capital and invests for capital appreciation. Current income is only an incidental consideration. The portfolio may seek income by writing listed call options. The portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e., companies that use technology extensively in the development of new or improved products or processes).

          AMERICAN CENTURY VARIABLE PRODUCTS GROUP, INC., advised by American Century Investment Management, Inc.

               INFLATION PROTECTION FUND (CLASS I): (to be updated by amendment).

          AMERICAN FUNDS INSURANCE SERIES, advised by Capital Research and Management Company

               GLOBAL GROWTH FUND (CLASS 2): (to be updated by amendment).

               GLOBAL SMALL CAPITALIZATION FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalization of $50 million to $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

               GROWTH FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

               GROWTH-INCOME FUND (CLASS 2): The fund seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.

               INTERNATIONAL FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

          DELAWARE VIP TRUST, advised by Delaware Management Company

               DIVERSIFIED INCOME SERIES (STANDARD CLASS): (to be updated by amendment).

               EMERGING MARKETS SERIES (STANDARD CLASS): (to be updated by amendment).

               HIGH YIELD SERIES (STANDARD CLASS): Seeks total return and, as a secondary objective, high current income. Under normal circumstances, the Series will invest at least 80% of its net assets in fixed income securities rated at the time of purchase BB or lower by S&P or similarly rated by another NRSRO or, if unrated, judged to be of comparable quality.

               LARGE CAP VALUE SERIES (STANDARD CLASS): Seeks capital appreciation with current income as a secondary objective. Under normal circumstances, at least 80% of the Series' net assets will be in investments of large cap companies. Management considers buying a stock when they believe it is undervalued and has the potential to increase in price as the market realizes its true value.

               REIT SERIES (STANDARD CLASS): Seeks to achieve maximum long-term total return with capital appreciation as a secondary objective. Under normal circumstances, the Series will invest at least 80% of its net assets in investments of real estate investment trusts (REITs).

               SMALL CAP VALUE SERIES (STANDARD CLASS): Seeks capital appreciation by investing primarily in stocks of companies whose market values appear low relative to underlying value or future earning potential. Under normal circumstances, at least 80% of the Series' net assets will be in investments of small cap companies.

               TREND SERIES (STANDARD CLASS): Seeks long-term capital appreciation by investing primarily in stocks of small growth oriented or emerging companies that, in the management team's view, are responsive to changes within the marketplace and have the fundamental characteristics to support continued growth.

               U.S. GROWTH SERIES (STANDARD CLASS): Seeks to maximize capital appreciation. Under normal circumstances, at least 80% of the Series' net assets will be in U.S. investments. Investment management looks for stocks with low dividend yields, strong balance sheets, and high expected earnings growth rates as compared to other companies in the same industry.

          FIDELITY VARIABLE INSURANCE PRODUCTS, advised by Fidelity Management & Research Company

               CONTRAFUND PORTFOLIO (SERVICE CLASS): Seeks long-term capital appreciation.

               EQUITY-INCOME PORTFOLIO (SERVICE CLASS): Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard and Poor's 500 Index (S&P 500(R))

               GROWTH PORTFOLIO (SERVICE CLASS): Seeks to achieve capital appreciation.

               OVERSEAS PORTFOLIO (SERVICE CLASS): Seeks long-term growth of capital.

          FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST, advised by Franklin Advisers, Inc. for the Franklin Small Cap Fund, and by Templeton Global Advisors Limited for the Templeton Growth Securities Fund

               FRANKLIN SMALL CAP FUND (CLASS 1): Seeks long-term capital growth. The Fund normally invests at least 80% of its net assets in investments of small capitalization companies. For this Fund, small cap companies are those with market capitalization values not exceeding (1) $1.5 billion, or (2) the highest market capitalization value in the Russell 2000(R) Index, whichever is greater, at the time of purchase.

               TEMPLETON GROWTH SECURITIES FUND (CLASS 1): Seeks long-term capital growth. The Fund normally invests mainly in equity securities of companies located anywhere in the world, including those in the U.S. and in emerging markets.

          JANUS ASPEN SERIES, advised by Janus Capital Management LLC

               BALANCED PORTFOLIO (SERVICE SHARES): Seeks long-term capital growth, consistent with the preservation of capital and balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The Portfolio will normally invest at least 25% of its assets in fixed-income securities.

               MID CAP GROWTH PORTFOLIO (SERVICE SHARES) (FORMERLY AGGRESSIVE GROWTH PORTFOLIO): Seeks long-term growth of capital by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies.

               WORLDWIDE GROWTH PORTFOLIO (SERVICE SHARES): Seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the

               United States. The Portfolio may at times invest in fewer than five countries or even a single country.

          LINCOLN VARIABLE INSURANCE PRODUCTS TRUST, advised by Delaware Management Company, with Delaware International Advisers, Ltd. subadvising the International Fund, Janus Capital Management LLC subadvising the Capital Appreciation Fund, and Putnam Investment Management, L.L.C. subadvising the Aggressive Growth Fund and the Global Asset Allocation Fund.

               AGGRESSIVE GROWTH FUND (STANDARD CLASS): Seeks to maximize capital appreciation. The fund invests in a diversified group of domestic stocks primarily of small and medium size companies.

               BOND FUND (STANDARD CLASS): Seeks maximum current income consistent with prudent investment strategy. The fund invests in a diverse group of domestic fixed income securities including high-quality investment-grade corporate bonds, obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and mortgage-backed securities.

               CAPITAL APPRECIATION FUND (STANDARD CLASS): Seeks long-term growth of capital in a manner consistent with preservation of capital. The fund primarily invests in stocks of large and medium -sized U.S. companies. Under normal conditions, the fund will invest a minimum of 65% of its total assets in stocks and may also buy some money market securities and bonds, including junk bonds.

               GLOBAL ASSET ALLOCATION FUND (STANDARD CLASS): Seeks long-term return consistent with preservation of capital. The fund allocates its assets among several categories of equity, fixed-income and money market securities of U.S. and foreign issuers.

               INTERNATIONAL FUND (STANDARD CLASS): Seeks long-term capital appreciation. The fund trades in securities issued outside the United States -- mostly stocks, with an occasional bond or money market security.

               MONEY MARKET FUND (STANDARD CLASS): Seeks maximum current income consistent with the preservation of capital by investing in money market securities that provide the most attractive yields. The fund invests in high quality short-term obligations issued by U.S. corporations; the U.S. Government; and federally chartered banks and U.S. branches of foreign banks.

               SOCIAL AWARENESS FUND (STANDARD CLASS): Seeks long-term capital appreciation. The fund buys stocks of large and medium sized companies which adhere to certain specific social criteria.

          MFS(R)VARIABLE INSURANCE TRUST, advised by Massachusetts Financial Services Company

               CAPITAL OPPORTUNITIES SERIES (INITIAL CLASS): Seeks capital appreciation.

               EMERGING GROWTH SERIES (INITIAL CLASS): Seeks to provide long-term growth of capital.

               TOTAL RETURN SERIES (INITIAL CLASS): Seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondary to provide a reasonable opportunity for growth of capital and income.

               UTILITIES SERIES (INITIAL CLASS): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equities securities).

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          NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST, advised by Neuberger
          Berman Management Inc., and subadvised by Neuberger Berman, LLC

               MID-CAP GROWTH PORTFOLIO: Seeks growth of capital by investing primarily in common stocks of mid-capitalization companies, using a growth-oriented investment approach.

               REGENCY PORTFOLIO: Seeks growth of capital by investing mainly in common stocks of mid-capitalization companies. The Portfolio seeks to reduce risk by diversifying among different companies and industries.

          SCUDDER INVESTMENT VIT FUNDS, advised by Deutsche Asset Management, Inc. and subadvised by Northern Trust Investments, Inc.

               EAFE(R) EQUITY INDEX FUND (CLASS A): The fund seeks to replicate as closely as possible, before the deduction of expenses, the total return of the Morgan Stanley Capital International (MSCI) EAFE(R) Index (EAFE(R) Index) which emphasizes stocks of companies in major markets in Europe, Australasia and the Far East.

               EQUITY 500 INDEX FUND (CLASS A): The fund seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), which emphasizes stocks of large US companies.

               SMALL CAP INDEX FUND (CLASS A): The fund seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Russell 2000 Small Stock Index (the Russell 2000 Index), which emphasizes stocks of small US companies.

          FUND WITHDRAWAL AND SUBSTITUTION

          Lincoln Life may withdraw funds and substitute shares of other funds if:

          1) the shares of any fund should no longer be available for investment by the Separate Account; or
          2) in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

          We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.

          VOTING RIGHTS

          The funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares of our Sub-Account invested in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

          We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting. We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners.

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POLICY CHARGES AND FEES

          Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

          In addition to policy charges, the investment adviser for each of the funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser, and other expenses incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses). Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses is contained in each fund's prospectus.

          The monthly deductions, including the cost of insurance charges, may be deducted in two ways:

          1) Proportionately from the net accumulation value of each underlying investment option subject to the charge.

          2) From the net accumulation value of specific funds which you have designated.

          If you have selected designated funds, and in a given month there is not sufficient value in those funds to cover the monthly deduction, we will take the remaining monthly deduction pro rata from the rest of the funds in your policy that have value.

          If you have not selected designated funds, the monthly deductions will be taken pro rata from all of the funds in your policy that have value.

          The monthly deductions are made on the "monthly anniversary day," the date of issue and the same day of each month thereafter. If the day that would otherwise be a monthly anniversary day is non-existent for that month, or is not a valuation day, then the monthly anniversary day is the next valuation day. You may select or change designated funds at any time prior to a monthly anniversary day by contacting our Administrative Office.

          If the value is insufficient to cover the current monthly deduction, you have a 61-day grace period to make a payment sufficient to cover that deduction.

          PREMIUM LOAD; NET PREMIUM PAYMENT

          We make a deduction from each premium payment. This amount, referred to as "premium load," covers certain policy-related state and federal tax liabilities. It also covers a portion of the sales expenses incurred by the Company. We deduct 8% from each premium payment in policy years 1-20 and 4% in policy years 21 and later. The premium payment, net of the premium load, is called the "net premium payment."

          SURRENDER CHARGES

          A surrender charge may apply if the policy is totally surrendered or has a decrease in the specified amount of death benefit. The surrender charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of surrender charges is included in each policy.

          The surrender charge varies by age of the insured, the number of years since the date of issue or the date of an increase in specified amount, and the specified amount. The surrender charge will never exceed $49.12 per $1,000 of specified amount. A personalized schedule of surrender charges is included in each policy. You may obtain more information about the surrender charges that would apply to your policy by requesting a personalized illustration from your insurance representative.

          The duration of the surrender charge is 15 years for full surrenders and 10 years for decreases in specified amount.

          Surrender charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The surrender charge will not exceed the policy value. All surrender charges decline to zero within 15 years following policy issue, or any increase in specified amount.

          Upon either a full surrender of the policy or a decrease in specified amount, the charge will be subject to the following conditions:

          A. For decreases in specified amount, excluding full surrender of the policy, no surrender charge will be applied where the decrease:

               1) occurs after the tenth policy anniversary following issue of the initial specified amount; or
               2)   is directly caused by a death benefit option change; or
               3)   is caused by a partial surrender; or
               4) when added to the sum of all prior decreases, does not exceed 25% of the initial specified amount.

          B. For all other decreases, the charge will be calculated as 1) minus
          2), then divided by 3) and then multiplied by 4), where:

               1)   is the amount of this decrease plus any prior decreases;
               2) is the greater of an amount equal to 25% of the initial specified amount or the sum of all prior decreases;
               3)   is the initial specified amount; and
               4) is the then applicable surrender charge from the schedule in the policy.

          We may limit requests for decreases in specified amount, to the extent there is insufficient value to cover the necessary surrender charges.

          If you increase the specified amount, a new surrender charge will be applicable to each increase. This charge is in addition to any surrender charge on the existing specified amount. Upon an increase in specified amount, we will send you supplemental policy specifications reflecting the maximum additional surrender charge.

          Upon full surrender of your policy following a policy decrease, the surrender charge will be calculated as the entire amount shown in the policy specifications, multiplied by one minus the percentage of the initial specified amount for which a surrender charge was previously assessed. The charge assessed upon a full surrender will not exceed the policy's value.

          If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to surrender charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

          Any surrender may have tax implications. Consult your financial adviser before initiating a surrender.

          PARTIAL SURRENDER FEE

          No surrender charge is imposed on a partial surrender, but an administrative fee of 2% of the amount withdrawn, not to exceed $25, is imposed. This fee is allocated pro rata among the Sub-Accounts and the Fixed Account from which the partial surrender proceeds are taken.

          FUND TRANSFER FEE

          For each transfer request in excess of 24 made during any policy year, we will charge you an administrative fee of $25. This fee is currently being waived, but we reserve the right to charge it.

          MORTALITY AND EXPENSE RISK CHARGE

          We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insured may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The current charge is the guaranteed effective annual rate of 0.50% in policy years 1-10 and 0.20% in policy years 11 and beyond.

          FIXED ACCOUNT ASSET CHARGE

          We assess a daily Fixed Account asset charge, which is calculated as a percentage of the value of the Fixed Account. The charge is guaranteed at an effective annual rate of 0.50% of the Fixed Account's value in all years. The current charge is 0.50% in years 1-10 and 0.20% in years 11 and beyond.

          COST OF INSURANCE CHARGE

          A significant cost of variable life insurance is the "cost of insurance" charge. This charge is the portion of the monthly deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

          The cost of insurance charge depends on the policy duration, the age, underwriting category and gender of the insured, and the current net amount at risk. The net amount at risk is the death benefit minus the greater of zero or the policy value, and may vary with investment performance, premium payment patterns, and charges. The rate on which the monthly deduction for the cost of insurance is based will generally increase each policy year as the insured ages. Cost of insurance rates are generally lower for healthy individuals.

          The cost of insurance is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .0032737 (the monthly equivalent of an effective annual rate of 4%), subtracting the value at the beginning of the policy month, and multiplying the result (the "net amount at risk") by the applicable cost of insurance rate as determined by the Company.

          The current cost of insurance charge may be less than the guaranteed cost of insurance charge, but it will never exceed the maximum cost of insurance charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.

          ADMINISTRATIVE FEE

          There is a flat monthly deduction of $10 in all years.

          For the first ten policy years from issue date or increase in specified amount, there is an additional charge that varies with the insured's age. A table of these expense charges is included in each policy. This charge will never exceed $0.54 per $1000 of specified amount. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

          POLICY LOAN INTEREST

          If you borrow against your policy, interest will be charged to the Loan Account value. The annual effective interest rate is 5.5% in years 1-10 and 4.5% in years 11 and beyond. We will credit 4.5% interest on the Loan Account value in all years.

          RIDER CHARGES

          Waiver of Monthly Deductions. The monthly charge for this benefit is equal to the sum of all other covered monthly charges for the policy and all riders, multiplied by a rate factor. The rate factor varies by the age and gender of the insured. The maximum and current rate factor is 12%. If you have elected this rider, a table of rate factors appears on the rider pages in your policy.

          Estate Tax Repeal Rider. There is a $250 one-time charge at issue for this rider.

          CASE EXCEPTIONS

          Charges and fees may be reduced in some circumstances where policies are purchased by corporations and other groups or sponsoring organizations on a multiple-life case basis.

YOUR INSURANCE POLICY

          Your policy is a life insurance contract that provides for a death benefit payable on the death of the insured. The policy and the application constitute the entire contract between you and Lincoln Life.

          We may add, change or eliminate any funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

          We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

          If we obtain appropriate approvals from policy owners and securities regulators, we may:

          -    change the investment objective of the Separate Account.

          - operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under applicable securities laws

          -    deregister the Separate Account

          -    combine the Separate Account with another separate account

          We will notify you of any change that is made.

          The policy includes policy specifications pages, with supporting schedules. These pages and schedules provide important information about your policy such as: the identity of the insured and owner; date of issue; the initial specified amount; the death benefit option selected; name of the insured; issue age; named beneficiary; initial premium payment; surrender charges; expense charges and fees; and guaranteed maximum cost of insurance rates.

          When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

          The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

          Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insured will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

          The date of issue is the date on which we begin life insurance coverage. This is the date from which policy years, policy anniversary and age are determined.

          Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

          We allow telephone and other electronic transactions when you provide us authorization to do so. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

          Any telephone or other electronic transmission, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.

          APPLICATION

          If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insured and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed insured. Based on our review of medical information about the proposed insured, we may decline to provide insurance, or we may place the proposed insured in a special underwriting category. The monthly cost of insurance charge deducted from the policy value after issue varies depending on the underwriting category, age, and gender of the insured.

          A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the insured is at least age 18 and at most age 85. Age will be determined by the nearest birthday of the insured.

          OWNER

          The owner on the date of issue is designated in the policy specifications. You, as owner, will make the following choices:

          1)   initial death benefit amount and death benefit option;
          2)   optional No Lapse protection and riders;
          3)   the amount and frequency of premium payments; and
          4) the amount of net premium payment to be placed in the selected Sub-Accounts or the Fixed Account.

          You are entitled to exercise rights and privileges of your policy as long as the insured is living. These rights generally include the power to select the beneficiary, request policy loans, make partial surrenders, surrender the policy entirely, name a new owner, and assign the policy. You must inform us of any change in writing. We will record change of owner and beneficiary forms to be effective as of the date you sign them.

          RIGHT-TO-EXAMINE PERIOD

          You may return your policy to us for cancellation within 45 days of the date the application is signed or 10 days after you receive the policy (60 days for policies issued in replacement of other insurance). This is called the right-to-examine period. If the policy is returned for cancellation within the right-to-examine period, we will refund to you all premium payments. If a premium payment was made by check, there may be a delay until the check clears.

          Any net premium payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated in your application. If the policy is returned for cancellation within the right-to-examine period, we will return the full amount of any premium payments made.

          INITIAL SPECIFIED AMOUNT

          You will select the initial specified amount of death benefit on the application. This may not be less than $100,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The initial specified amount is shown on the policy specifications page.

          TRANSFERS

          You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund's objective and investment policy before allocating money to the Sub-Accounts.

          During the first policy year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the dollar cost averaging program described below. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of:

          1) 25% of the Fixed Account value as of the immediately preceding policy anniversary, or

          2) the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

          Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. We may limit transfers from the Fixed Account at any time.

          Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing.

          Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 p.m. Eastern time on a business day will normally be effective that day.

          LIMITS ON FREQUENT TRANSFERS

          Your policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading can disrupt the management of a fund; increase trading and transaction costs and raise expenses; disrupt planned investment strategies; force unplanned portfolio turnover and adversely affect fund performance through asset swings that decrease the fund's ability to provide maximum investment return to all policy owners. Accordingly, organizations and individuals that use market-timing investment strategies and make frequent transfers should not purchase this policy.

          We reserve the right to restrict, in our discretion and without prior notice, transfers initiated by a market-timing organization, individual or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions include, but are not limited to:

          1) not accepting transfer instructions from an agent acting on behalf of more than one policy owner; and
          2) not accepting preauthorized transfer forms from market-timers or other entities acting on behalf of more than one policy owner at a time.

          We further reserve the right to impose, without prior notice, restrictions on any transfers that we determine will disadvantage or potentially hurt the rights or interests of other policy owners or harm the funds.

          We will notify you in writing if we have restricted or refused any of your transfer requests.

          OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

          You may elect to participate in programs for dollar cost averaging or automatic rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

          DOLLAR COST AVERAGING systematically transfers specified dollar amounts from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly basis. These transfers do not count against the free transfers available. Dollar cost averaging can only be elected at the time your policy is issued. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar cost averaging will not assure a profit or protect against a declining market.

          Dollar cost averaging terminates automatically:

          (1) if the value in the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer;
          (2) one week after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;
          (3)  on the first policy anniversary; or
          (4)  if your policy is surrendered.

          AUTOMATIC REBALANCING periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until changed by the owner. If automatic rebalancing is elected, all net premium payments allocated to the Sub-Accounts and Fixed Account will be subject to automatic rebalancing.

          Automatic rebalancing is available only on a quarterly basis. Automatic rebalancing may be elected, terminated or the allocation may be changed at any time, by contacting our Administrative Office.

          RIDERS

          We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policy, and their election may have tax consequences to you. Also, if you elect a particular rider, it may restrict the terms of your policy, or of other riders in force. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.

          NO-LAPSE ENHANCEMENT RIDER: This rider provides you with additional protection to prevent a lapse in your policy. If you meet the requirements of this rider, your policy will not lapse, even if the net accumulation value under the policy is insufficient to cover the monthly deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.

          Under this rider, your policy will not lapse as long as the rider no-lapse value, less any indebtedness, is greater than zero.

          The rider no-lapse value is a reference value only and is not used in determining the actual cash value or death benefit provided by the policy. We calculate the rider no-lapse value in a fashion similar to the accumulation value, but use unique no-lapse interest rates, no-lapse cost of insurance rates, and no-lapse administrative fees. We fix these unique no-lapse variables at issue for the life of the policy. Refer to the No-Lapse Enhancement Rider form issued with your policy for detailed information about the actual variables applicable to your policy.

          We will automatically issue this rider with your policy.

          This rider requires that automatic rebalancing be elected on the application, and remain in effect.

          Under this rider, we reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy accumulation value. If such a restriction is put in place in the future, you will be notified in writing, and advised of the steps you will need to take, if any, in order to keep the rider in effect.

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          The duration of the lapse protection provided by this rider may be reduced if:

          1) premiums or other deposits are not received on or before their due date; or
          2) you initiate any policy change that decreases the no-lapse value under the policy. These include, but are not limited to, partial surrenders, loans, increases in specified amount, changes in death benefit option, electing to cancel automatic rebalancing, and changes in asset allocation.

          This rider and all rights provided under it will terminate automatically upon the earliest of the following:

          1)   the insured reaches age 100; or
          2)   surrender or termination of the policy; or
          3)   automatic rebalancing is discontinued; or
          4) an allocation restriction requirement is not met within 61 days of notification to you of such a requirement.

          If your policy is reinstated, this rider cannot be reinstated. If this rider terminates, it cannot be reinstated.

          WAIVER OF MONTHLY DEDUCTION RIDER: If desired, you must select this rider when you initially apply for insurance. Lincoln Life will maintain the death benefit by paying covered monthly deductions during periods of disability. Charges for this rider, if elected, are part of the monthly deductions.

          ACCOUNTING VALUE RIDER: If desired, you must select this rider when you initially apply for insurance. You must meet the underwriting and minimum premium requirements for this rider. If your policy is fully surrendered in the first five policy years, this rider provides enhanced cash surrender values by using a table of alternate surrender charges. The rider does not provide for enhanced cash surrender value for partial surrenders and loans. There is no charge for this rider.

          CHANGE OF INSURED RIDER: With this rider, you may name a new insured in place of the current insured. Underwriting and policy value requirements must be met. The benefit expires on the anniversary nearest to the current insured's 65th birthday. There is no separate charge for this rider, however policy charges applicable to the new insured may differ from charges applicable to the current insured.

          ESTATE TAX REPEAL RIDER: If desired, you must select this rider when you initially apply for insurance. In the event of federal estate tax repeal as set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) being extended, this rider allows you to cancel your policy for an amount equal to the surrender value of the policy plus the applicable surrender charge. There is a one-time $250 charge at issue for this rider.

          For purposes of this rider, estate tax repeal will be deemed to have occurred if federal legislation is enacted into law that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011. This new legislation must be in effect on January 1, 2010. The start date for this rider (the date that begins the 12-month "window" for you to exercise the rider) is the later of January 1, 2010, or the date in 2010 upon which legislation is enacted that triggers estate tax repeal, but no later than December 31, 2010.

          This rider terminates on the earliest of:

          1)   one year from the start date;
          2) December 31, 2010, provided no Estate Tax Repeal, as defined above, has been enacted;

          3)   the date you request termination of the rider;
          4)   termination of your policy; or
          5)   full surrender of your policy prior to the start date.

          If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1) or 2) above.

          CONTINUATION OF COVERAGE

          If the insured is still living at age 100, and the policy has not been surrendered, the policy will remain in force until surrender or death of the insured. There are certain changes that will take place:

          1)   we will no longer accept premium payments;
          2)   we will make no further deductions;
          3) policy values held in the Separate Account will be transferred to the Fixed Account; and
          4)   we will no longer transfer amounts to the Sub-Accounts.

          TERMINATION OF COVERAGE

          All policy coverage terminates on the earliest of:

          1)   surrender of the policy;
          2)   death of the insured; or
          3) failure to pay the necessary amount of premium to keep your policy in force.

          STATE REGULATION

          New York regulations will govern whether or not certain features, riders, charges and fees will be allowed in your policy.

PREMIUMS

          You may select and vary the frequency and the amount of premium payments and the allocation of net premium payments. After the initial premium payment is made there is no minimum premium required, except to keep the policy in force. Premiums may be paid anytime before the insured reaches age 100.

          The initial premium must be paid for policy coverage to be effective. This payment must be equal to or exceed the amount necessary to provide for two monthly deductions.

          ALLOCATION OF NET PREMIUM PAYMENTS

          Your net premium payment is the portion of a premium payment remaining, after deduction of the premium load. The net premium payment is available for allocation to the Sub-Accounts or the Fixed Account.

          You first designate the allocation of net premium payments among the Sub-Accounts and Fixed Account on the application. Subsequent net premium payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of net premium payments among the Sub-Accounts and Fixed Account at any time. The amount of net premium payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit net premium payments to your policy as of the end of the valuation period in which it is received at our Administrative Office. The end of the valuation period is 4:00 P.M. Eastern Time, unless the New York Stock Exchange closes earlier.

          The valuation period is the time between valuation days. A valuation day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every valuation day.

          PLANNED PREMIUMS; ADDITIONAL PREMIUMS

          Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic premium payments at any time.

          In addition to any planned premium, you may make additional premium payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

          Unless you specifically direct otherwise, any payment received (other than any premium payment necessary to prevent, or cure, policy lapse) will be applied as premium and will not repay any outstanding loans. There is no premium load on such payments to reduce indebtedness.

          You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional premium payments.

          We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the death benefit and the accumulation value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

          We may decline any additional premium (including planned premium) or a portion of a premium that would cause total premium payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your policy exceeds the limit is referred to as the guideline premium test. The excess amount of premium will be returned to you.

          POLICY VALUES

          Policy value in a variable life insurance policy is also called the accumulation value.

          The accumulation value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. At any point in time, the accumulation value reflects:

               1)   net premium payments made;

               2)   the amount of any partial surrenders;

               3) any increases or decreases as a result of market performance of the Sub-Accounts;

               4)   interest credited to the Fixed Account or the Loan Account;
                    and

               5)   all charges and fees deducted.

          The Separate Account value, if any, is the portion of the accumulation value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable accumulation value.

          A unit of measure used in the calculation of the value of each Sub-Account is the variable accumulation unit. It may increase or decrease from one valuation period to the next. The variable accumulation unit value for a Sub-Account for a valuation period is determined as follows:

          1) the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund made during the valuation period; minus
          2) the liabilities of the Sub-Account at the end of the valuation period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and
          3) the result of (1) minus (2) is divided by the number of variable accumulation units for that Sub-Account outstanding at the beginning of the valuation period.

          In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

          The daily charge imposed on a Sub-Account for any valuation period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the valuation period.

          The Fixed Account value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or partial surrenders. We guarantee the Fixed Account value. Interest is credited daily on the Fixed Account value at the greater of a rate of 0.012217% (equivalent to a compounded annual rate of 4.5%) or a higher rate determined by the Company.

          The Loan Account value, if any, reflects any outstanding policy loans, including any interest charged on the loans. This amount is held in the Company's General Account. We do not guarantee the Loan Account value. Interest is credited on the Loan Account at an effective annual rate of 4.5%.

          The "net" accumulation value is the accumulation value less the Loan Account value. It represents the net value of your policy and is the basis for calculating the surrender value.

          We will tell you at least annually the accumulation value, the number of accumulation units credited to your policy, current accumulation unit values, Sub-Account values, the Fixed Account value and the Loan Account value. We strongly suggest that you review your statements to determine whether additional premium payments may be necessary to avoid lapse of your policy.

DEATH BENEFITS

          The death benefit proceeds is the amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, partial surrenders, and overdue charges, if any, are deducted from the death benefit proceeds prior to payment.

          DEATH BENEFIT OPTIONS

          Two different death benefit options are available. Regardless of which death benefit option you choose, the death benefit proceeds payable will be the greater of:

          1) the amount determined by the death benefit option in effect on the date of the death of the insured, less any indebtedness; or

          2) a percentage of the accumulation value equal to that required by the Internal Revenue Code to maintain the policy as a life insurance policy. A schedule of these percentages is in your policy.

The following table provides more information about the death benefit options.

 OPTION      DEATH BENEFIT PROCEEDS EQUAL TO THE             VARIABILITY
--------------------------------------------------------------------------------
   1      Specified amount (a minimum of $100,000)     None; level death benefit

   2      Sum of the specified amount plus the net     May increase or decrease over
          accumulation value as of the date of the     time, depending on the
          insured's death.                             amount of premium paid
                                                       and the investment
                                                       performance of the
                                                       underlying Sub-Accounts
                                                       or the Fixed Account.

          If for any reason the owner does not elect a particular death benefit option, Option 1 will apply until changed by the owner.

          CHANGES TO THE INITIAL SPECIFIED AMOUNT AND DEATH BENEFIT OPTIONS

          Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $100,000.

          The death benefit option may be changed by the owner, subject to our consent, as long as the policy is in force.

          You must submit all requests for changes among death benefit options and changes in the specified amount in writing to our Administrative Office. The minimum increase in specified amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.

OPTION CHANGE                             IMPACT
--------------------------------------------------------------------------------
  1 to 2          The specified amount will be reduced by the accumulation value as of the effective date of change.

  2 to 1 The specified amount will be increased by the accumulation value as of the effective date of change.

          Any reductions in specified amount will be made against the initial specified amount and any later increase in the specified amount on a last in, first out basis. Any increase in the specified amount will increase the amount of the surrender charge applicable to your policy. Changes in specified amount do not affect the premium load as a percentage of premium.

          We may decline any request for change of the death benefit option or reduction of the specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law.

          Any change is effective on the first monthly anniversary day on, or after, the date of approval of the request by Lincoln Life. If the monthly deduction amount would increase as a result of the change, the changes will be effective on the first monthly anniversary day on which the accumulation value is equal to, or greater than, the monthly deduction amount.

          DEATH BENEFIT PROCEEDS

          Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

          After receipt at our Administrative Office of proof of death of the insured, the death benefit proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the death benefit proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.

POLICY SURRENDERS

          You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

          The surrender value of your policy is the amount you can receive by surrendering the policy. The surrender value is the net accumulation value less any applicable surrender charge, less any accrued loan interest not yet charged.

          Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account that have values allocated to them. Any surrender from a Sub-Account will result in the cancellation of variable accumulation units. The cancellation of such units will be based on the variable accumulation unit value determined at the close of the valuation period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

          At any time, you may transfer all of the Separate Account value to the Fixed Account and then surrender the policy for reduced guaranteed nonparticipating paid-up insurance. No monthly administrative fees will apply to such paid-up insurance. The amount of paid-up insurance will be that which the surrender value will purchase as a net single premium at the insured's then attained age, using the guaranteed interest and mortality basis of the original policy. The paid-up insurance will not include any additional benefits provided by rider under the original policy.

          PARTIAL SURRENDER

          You may make a partial surrender, withdrawing a portion of your policy values. You may request a partial surrender in writing or electronically, if previously authorized. The total of all partial surrenders may not exceed 90% of the surrender value of your policy. We may limit partial surrenders to the extent necessary to meet the federal tax law requirements. Each partial surrender must be at least $500. Partial surrenders are subject to other limitations as described below.

          Partial surrenders may reduce the accumulation value and the specified amount. The amount of the partial surrender and our administrative fee will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The effect of partial surrenders on the death benefit proceeds depends on the death benefit option in effect at the time of the partial surrender.

 DEATH BENEFIT
OPTION IN EFFECT                    IMPACT OF PARTIAL SURRENDER
--------------------------------------------------------------------------------
       1            Will reduce the accumulation value and the specified amount.

       2 Will reduce the accumulation value, but not the specified amount.

          Partial surrender proceeds will generally be paid within seven days of our receipt of your request.

          We may at our discretion decline any request for a partial surrender.

POLICY LOANS

          You may borrow against the surrender value of your policy. The loan may be for any amount up to 100% of the current surrender value. However, we reserve the right to limit the amount of your loan so that total policy indebtedness will not exceed 90% of an amount equal to the accumulation value less surrender charge. A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding policy loans and accrued interest reduce the policy's death benefit and accumulation value.

          The amount of your loan will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The Loan Account is the account in which policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Sub-Accounts and Fixed Account. Amounts transferred to the Loan Account do not participate in the performance of the Sub-Accounts or the Fixed Account. Loans, therefore, can affect the policy's death benefit and accumulation value whether or not they are repaid. Interest on policy loans accrues at an effective annual rate of 5.5% in policy years 1-10 and 4.5% thereafter, and is payable once a year in arrears on each policy anniversary, or earlier upon full surrender or other payment of proceeds of your policy.

          The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding policy loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account. This amount will be treated as an additional policy loan, and added to the Loan Account value. Lincoln Life credits interest to the loan account value at a rate of 4.5% in all years, so the net cost of your policy loan is 1% in policy years 1-10 and 0% thereafter.

          Your outstanding loan balance may be repaid at any time during the lifetime of the insured. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which net premium payments are currently allocated, unless you instruct otherwise.

          If at any time the total indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current accumulation value less surrender charges, the policy will terminate subject to the conditions in the grace period provision, unless the provisions of the No-Lapse Enhancement Rider are preventing policy termination. If your policy lapses while a loan is outstanding, there may be adverse tax consequences.

LAPSE AND REINSTATEMENT

          If at any time the net accumulation value is insufficient to pay the monthly deduction, unless the provisions of the No-Lapse Enhancement Rider are preventing policy termination, all policy coverage will terminate. This is referred to as policy lapse. The net accumulation value may be insufficient:

          1)   because it has been exhausted by earlier deductions;

          2)   as a result of poor investment performance;

          3)   due to partial surrenders;

          4)   due to indebtedness for policy loans; or

          5)   because of a combination of any of these factors.

          If we have not received your premium payment (or payment of indebtedness on policy loans) necessary so that the net accumulation value of your policy is sufficient to pay the monthly deduction amount on a monthly anniversary day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or payment of indebtedness on policy loans) that must be paid to avoid termination of your policy.

          If the amount in the notice is not paid to us within the grace period, then the policy will terminate. The grace period is the later of (a) 61 days after the notice was mailed, and (b) 61 days after the monthly anniversary day on which the monthly deduction could not be paid. If the insured dies during the grace period, we will deduct any charges due to us from any death benefit payable under the terms of the policy.

          NO LAPSE PROVISION

          Your policy includes the No-Lapse Enhancement Rider. This means that your policy will not lapse as long as the rider no-lapse value, less any indebtedness, is greater than zero.

          There is no difference in the calculation of policy values and death benefit between a policy that has the No-Lapse Enhancement Rider, and a policy that does not. This is true whether or not the No-Lapse Enhancement Rider is active and keeping the policy from lapsing.

          There is no charge for this feature.

          REINSTATEMENT OF A LAPSED POLICY

          If your policy has lapsed, you may reinstate your policy within five years of the policy lapse date, provided:

          1)   it has not been surrendered;
          2)   there is an application for reinstatement in writing;
          3) satisfactory evidence of insurability of the insured is furnished to us and we agree to accept the risk;
          4) we receive a payment sufficient to keep your policy in force for at least two months, and
          5)   any accrued loan interest is paid.

          The reinstated policy will be effective as of the monthly anniversary day after the date on which we approve your application for reinstatement. Surrender charges will be reinstated as of the policy year in which your policy lapsed. Your accumulation value at reinstatement will be the net premium payment then made less all monthly deductions due.

TAX ISSUES

          The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.

          TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL

          TAX STATUS OF THE POLICY. Section 7702 of the Internal Revenue Code ("Code") establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the guideline premium test, which provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the beneficiary's gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.

          The Code also recognizes a cash value accumulation test, which does not limit premiums paid, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured's age, gender, and risk classification. We do not apply this test to the policy.

          INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

          RESTRICTION ON INVESTMENT OPTIONS. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

          NO GUARANTEES REGARDING TAX TREATMENT. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

          TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

          TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for federal income tax purposes.

          POLICIES WHICH ARE MECS

          CHARACTERIZATION OF A POLICY AS A MEC. A modified endowment contract
          (MEC) is a life insurance policy that meets the requirements of
          Section 7702 and fails the "7-pay test" of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by a "7-pay test", a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years.

          TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

          PENALTY TAXES PAYABLE ON WITHDRAWALS. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 591/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

          SPECIAL RULES IF YOU OWN MORE THAN ONE MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

          POLICIES WHICH ARE NOT MECS

          TAX TREATMENT OF WITHDRAWALS. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

          CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. Section 7702 places limitations on the amount of premium payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

          TAX TREATMENT OF LOANS. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

          OTHER CONSIDERATIONS

          INSURED LIVES PAST AGE 100. If the insured survives beyond the end of the mortality table used to measure charges the policy, which ends at age 100, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 100.

          COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of premium payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a policy year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the federal tax definition of life insurance.

          DISALLOWANCE OF INTEREST DEDUCTIONS. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20-percent owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

          FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

          CHANGES IN THE POLICY OR CHANGES IN THE LAW. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

          FAIR VALUE OF YOUR POLICY

          It is sometimes necessary for tax and other reasons to determine the "fair value" of your policy. The fair value is measured differently for different purposes. It is not necessarily the same as the accumulation value or the net accumulation value, although the amount of the net accumulation value will typically be important in valuing your policy for this purpose. For some but not all purposes, the fair value may be the surrender value. The fair value may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the insured grows older. Moreover, on the death of the insured, it tends to increase significantly. You, as the owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair value of the policy if purchased for a particular purpose.

          TAX STATUS OF LINCOLN LIFE

          Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

          In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a premium payment and/or freeze a policy owner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator.

LEGAL PROCEEDINGS

          Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business. In some instances they include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for equitable relief.

          After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, arising out of the proceedings described above will not have a material adverse effect on the financial position of Lincoln Life, the Separate Account or the Principal Underwriter.

FINANCIAL STATEMENTS

          Financial statements of the Separate Account and financial statements of the Company are located in the SAI.

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).

                          TABLE OF CONTENTS OF THE SAI

         GENERAL INFORMATION                            2
          Lincoln Life                                  2
          Registration Statement                        2
          Changes of Investment Policy                  2
          Principal Underwriter                         3
          Disaster Plan                                 3
          Advertising                                   3
         SERVICES                                       3
          Fund Participation Agreements                 3
          Distribution of Policies and Compensation     3
          Independent Auditors                          4
          Accounting Services                           4
          Checkbook Service for Disbursements           4
         POLICY INFORMATION                             4
          Case Exceptions                               4
          Assignment                                    5
          Change of Ownership                           5
          Beneficiary                                   5
          Change of Plan                                6
          Settlement Options                            6
          Deferral of Payments                          6
          Incontestability                              6
          Misstatement of Age or Gender                 7
          Suicide                                       7
         ADDITIONAL INFORMATION ABOUT CHARGES           7
          Surrender Charges                             7
         FINANCIAL STATEMENTS                           7
          Company
          Separate Account
         PERFORMANCE DATA                             P-1

The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission's Public Reference Room. You should contact the SEC at (202) 942-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC's Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our Internet site, www.LFG.com

Lincoln Life & Annuity Flexible Premium Variable Life Account M
1933 Act Registration No. 333-XXXXX
1940 Act Registration No. 811-08559

                                END OF PROSPECTUS

                    STATEMENT OF ADDITIONAL INFORMATION (SAI)

                                DATED __________
                   RELATING TO PROSPECTUS DATED __________ FOR

                            LINCOLN VUL(ONE) PRODUCT

   LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M, REGISTRANT

              LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK, DEPOSITOR

The SAI is not a prospectus. The SAI provides you with additional information about Lincoln Life, the Separate Account and your policy. It should be read in conjunction with the product prospectus.

A copy of the product prospectus may be obtained without charge by writing to our Administrative Office:
     Client Service Center, MVL-1
     350 Church Street
     Hartford, CT 06103-1106;
or by telephoning 1-800-444-2363, and requesting a copy of the Lincoln NY VUL(ONE) product prospectus.

                          TABLE OF CONTENTS OF THE SAI

CONTENT                                                PAGE
-------                                                ----
GENERAL INFORMATION                                       2
  Lincoln Life                                            2
  Registration Statement                                  2
  Changes of Investment Policy                            2
  Principal Underwriter                                   3
  Disaster Plan                                           3
  Advertising                                             3
SERVICES                                                  3
  Fund Participation Agreements                           3
  Distribution of Policies and Compensation               3
  Independent Auditors                                    4
  Accounting Services                                     4
  Checkbook Service for Disbursements                     4
POLICY INFORMATION                                        4
  Case Exceptions                                         4
  Assignment                                              5
  Change of Ownership                                     5
  Beneficiary                                             5
  Change of Plan                                          6
  Settlement Options                                      6
  Deferral of Payments                                    6
  Incontestability                                        6
  Misstatement of Age or Gender                           7
  Suicide                                                 7
ADDITIONAL INFORMATION ABOUT CHARGES                      7
  Surrender Charges                                       7
FINANCIAL STATEMENTS                                      7
  Company
  Separate Account
PERFORMANCE DATA                                        P-1

GENERAL INFORMATION

          LINCOLN LIFE

          Lincoln Life & Annuity Company of New York ("Lincoln Life", "the Company", "we", "us", "our") (EIN 16-1505436) is a New York-domiciled life insurance company founded on June 6, 1996. Lincoln Life is a subsidiary of The Lincoln National Life Insurance Company (LNLIC), an Indiana-domiciled insurance corporation engaged primarily in the direct issuance of life insurance contracts and annuities. LNLIC is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

          Lincoln Life is subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department ("Insurance Department"). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company's financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.

          A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company.

          REGISTRATION STATEMENT

          A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statement, its amendments and exhibits, contain information beyond that found in the prospectus and the SAI. Statements contained in the prospectus and the SAI as to the content of policies and other legal instruments are summaries.

          CHANGES OF INVESTMENT POLICY

          Lincoln Life may materially change the investment policy of the Separate Account. If this decision is made, we must inform the owners and obtain all necessary regulatory approvals. Any change must be submitted to the Insurance Department. The Insurance Department would not approve the change in investment policy if found to be detrimental to the interests of the owners of the policies or the end result would render our operations hazardous to the public.

          In the event of a material change in the investment strategy of any Sub-Account, you may transfer the amount in that Sub-Account to any other Sub-Account or the Fixed Account, without a transfer charge, even if the 24 free transfers have already been used. You must exercise this option to transfer within 60 days after the effective date of such a change in the investment strategy of the Sub-Account.

          PRINCIPAL UNDERWRITER

          Lincoln Financial Advisors Corporation ("LFA"), 1300 S. Clinton Street, Fort Wayne, IN 46802, an affiliate of Lincoln Life, is the principal underwriter for the policies, which are offered continuously. LFA is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The principal underwriter has overall responsibility for establishing a selling plan for the policies.

          LFA received $1,182,531 in 2002, $1,459,760 in 2001, and $1,571,770 in
          2000 for the sale of policies offered through the Separate Account. LFA retains no underwriting commissions from the sale of the policies.

          DISASTER PLAN

          We have assigned full-time staff devoted to the development of business continuity plans in conjunction with a national vendor. In addition, we have a site available in which to recover our critical business functions in the event of a disaster. We also conduct tests of our capabilities and plans in the event of a disaster.

          ADVERTISING

          Lincoln Life is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

SERVICES

          FUND PARTICIPATION AGREEMENTS

          In order to make the Funds available, Lincoln Life has entered into agreements with the trusts or corporations and their advisers or distributors. In some of these agreements, we must perform certain administrative services for the fund advisers or distributors. For these administrative functions, we may be compensated by the fund at annual rates of between .10% and .38% of the assets attributable to the policies. The compensation may come from 12b-1 fees, or be paid by the Advisors. Any 12b-1 fees are paid to the Principal Underwriter.

          DISTRIBUTION OF THE POLICIES AND COMPENSATION

          The policy may be sold by individuals who, in addition to being appointed as life insurance agents for the Company, are also registered representatives with broker-dealers who maintain selling agreements with us. Included among these broker-dealers are Lincoln Financial Advisors Corporation and Lincoln Financial Distributors, both of whom are our affiliates. Registered representatives may receive commission and service fees up to 60% of first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time, based on accumulation value. Registered representatives are also eligible for cash bonuses and "non cash compensation." The latter [as defined in NASD conduct Rule 2820] includes such things as office space, computers, club credit, prizes, awards, training and education meetings.

          Additionally, the broker-dealer may receive compensation on the first year premium and all additional premiums and/or reimbursements for portions of policy sales expenses. In some situations, the broker-dealer may elect to share their commission or expense reimbursement allowance with the registered representative. Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices. All compensation is paid from our resources, which include fees and charges imposed on your policy.

          We do not anticipate that the surrender charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy. Any such shortfall would be available for recovery from the Company's General Account, which supports insurance and annuity obligations.

          INDEPENDENT AUDITORS

          (to be filed by amendment)

          ACCOUNTING SERVICES

          We have entered into an agreement with the Delaware Service Company, Inc., 2005 Market Street, Philadelphia, PA, 19203, to provide accounting services to the Separate Account. Lincoln Life makes no separate charge against the assets of the Separate Account for this service.

          CHECKBOOK SERVICE FOR DISBURSEMENTS

          We offer a checkbook service in which the death benefit proceeds are transferred into an interest-bearing account, in the beneficiary's name as owner of the account. Your beneficiary has quick access to the proceeds and is the only one authorized to transfer proceeds from the account. This service allows the beneficiary additional time to decide how to manage death benefit proceeds with the balance earning interest from the day the account is opened.

          We also offer this same checkbook service for surrenders of your policy of $500,000 or more. Once your request is processed, proceeds are placed in an interest-bearing account in your name. You have complete access to your proceeds through check writing privileges. You have the choice of leaving proceeds in this account or you may write checks immediately -- even a check for the entire amount.

POLICY INFORMATION

          CASE EXCEPTIONS

          This policy is available for purchase by corporations and other groups or sponsoring organizations on a multiple-life case basis. We reserve the right to reduce premium loads or any other charges on certain cases, where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to, the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policy owner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, the expected persistency of the individual policies and any other circumstances which we believe to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification by us on a uniform case basis. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in the Separate Account.

          ASSIGNMENT

          While the insured is living, you may assign your rights in the policy, including the right to change the beneficiary designation. The assignment must be in writing, signed by you and recorded at our Administrative Office. We will not be responsible for any assignment that is not submitted for recording, nor will we be responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to Lincoln Life at the time the assignment is recorded and any interest accrued on such indebtedness after we have recorded any assignment.

          Once recorded, the assignment remains effective until released by the assignee in writing. As long as an effective assignment remains outstanding, the owner will not be permitted to take any action with respect to the policy without the consent of the assignee in writing.

          CHANGE OF OWNERSHIP

          As long as the insured is living, you may name a new owner by recording a change in ownership in writing at our Administrative Office. The change will be effective the later of the date of execution of the document of transfer and subject to receipt by the Company. We may require that the policy be submitted to us for endorsement before making a change.

          BENEFICIARY

          The beneficiary is initially designated on the application and is the person who will receive the death benefit proceeds payable. Multiple beneficiaries will be paid in equal shares, unless otherwise specified to the Company.

          You may change the beneficiary at any time while the insured is living, except when we have recorded an assignment of your policy or an agreement not to change the beneficiary. Any request for a change in the beneficiary must be in writing, signed by you, and recorded at our Administrative Office. If the owner has not reserved the right to change the beneficiary, such a request requires the consent of the beneficiary. The change will be effective as of the date of signature and subject to receipt by the Company.

          If any beneficiary dies before the insured, the beneficiary's potential interest shall pass to any surviving beneficiaries, unless otherwise specified to the Company. If no named beneficiary survives the insured, any death benefit proceeds will be paid to you, as the owner, or to your executor, administrator or assignee.

          CHANGE OF PLAN

          Within 18 months of the date we issue your policy, you may exchange your policy without any evidence of insurability, for any one of the permanent life insurance policies then being issued by the Company which belong to the same class as this policy. Your request for exchange must be in writing. Unless agreed otherwise, the new policy will have the same initial amount of insurance, date of issue and age of the insured as the original policy.

          SETTLEMENT OPTIONS

          You may elect or change a settlement option while the insured is alive. If you have not irrevocably selected a settlement option, the beneficiary may elect to change the settlement option within 90 days after the insured dies. If no settlement option is selected, the death benefit proceeds will be paid in a lump sum.

          If you assign your policy as collateral security, we will pay any amount due the assignee in one lump sum. We will pay any remaining death benefit proceeds as elected.

          Your written request to elect, change, or revoke a settlement option must be received in our Administrative Office before payment of the lump sum or any settlement option is initiated. The first payment of the settlement option selected will become payable on the date proceeds are settled. Payments after the first payment will be made on the first day of each month. Once payments have begun, the policy cannot be surrendered and neither the payee nor the settlement option may be changed.

          You have at least four settlement options:
          1)   an annuity for the lifetime of the payee;
          2) an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months;
          3) monthly payments for a stated number of years, at least five but no more than thirty.
          4) payment of a maximum of 3% interest annually on the sum left on deposit.

          We may offer you or your beneficiary additional settlement options in the future.

          DEFERRAL OF PAYMENTS

          Amounts payable as a result of loans, surrenders or partial surrenders will generally be made within seven days of our receipt of such a request. In the event of a deferral of a surrender, loan or payment of the death benefit proceeds beyond ten days from receipt of the request, interest will accrue and be paid as required by law. We may defer payment or transfer from the Fixed Account up to six months at our option. If we exercise our right to defer any payment from the Fixed Account, interest will accrue and be paid (as required by law) from the date you would otherwise have been entitled to receive the payment.

          INCONTESTABILITY

          The Company will not contest your policy or payment of the death benefit proceeds based on the initial specified amount, or an increase in the specified amount requiring evidence of insurability, after your policy or increase has been in force for two years from date of issue or increase.

          MISSTATEMENT OF AGE OR GENDER

          If the age or gender of the insured has been misstated, benefits will be adjusted based on the following values:
          1)   the net amount at risk at the time of the insured's death;
          2) the ratio of the monthly cost of insurance applied in the policy month of death to the monthly cost of insurance that should have been applied at the true age and gender in the policy month of death; and
          3)   the accumulation value at the time of the insured's death.

          The amount of death benefit proceeds will be 1. multiplied by 2. and then the result added to 3.

          SUICIDE

          If the insured dies by suicide, while sane or insane, within two years from the date of issue, the Company will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the specified amount, the Company will pay no more than a refund of the monthly charges for the cost of the increased amount.

ADDITIONAL INFORMATION ABOUT CHARGES

          SURRENDER CHARGES

          The initial maximum surrender charge is calculated as (a) plus (b), with that result not to exceed (c), minus (d), where
               (a) is 1.25 times the curtate net level premium for the specified amount of insurance, calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest;
               (b)  is $10 per $1000 of specified amount;
               (c)  is $50 per $1000 of specified amount; and
               (d) is the total of the per thousand charges assessed in the first two years.

          Algebraically, this formula is equivalent to Min{a+b,c} -d.

          The maximum surrender charge decreases from its initial amount during the first 15 years. In general terms, the initial maximum surrender charge is amortized in proportion to a 15 year life contingent annuity due. In formulas, the maximum surrender charge at a point in time "t" years after issue is (a) times (b), where

               (a)  is the initial maximum surrender charge; and
               (b) is the ratio of a life contingent annuity due beginning at time t and ending 15 years after issue, divided by a life contingent annuity due beginning at issue and ending 15 years after issue, both calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest.
          The actual surrender charge may be less than the maximum surrender charge, and is included in each policy. No surrender charge is applied in the 16th policy year or beyond.

FINANCIAL STATEMENTS

          The December 31, 2003 financial statements of the Separate Account and financial statements of the Company will be filed by amendment.

PERFORMANCE DATA

Performance data may appear in sales literature or reports to owners or prospective buyers.

Past performance cannot guarantee comparable future results. Performance data reflects the time period shown on a rolling monthly basis and is based on Sub-Account level values adjusted for your policy's expenses.

Data reflects:
- an annual reduction for fund management fees and expenses, and
- a policy level mortality and expense charge applied on a daily equivalent basis, but
- no deductions for additional policy expenses (i.e., premium loads, administrative fees, and cost of insurance charges), which, if included, would have resulted in lower performance.

These charges and deductions can have a significant effect on policy values and benefits. Ask your financial representative for a personalized illustration reflecting these costs.

Sub-Account performance figures are historical and include change in share price, reinvestment of dividends and capital gains and are net of the asset management expenses that can be levied against the Sub-Account.

The Average Annual Returns in the table below are calculated in two ways, one for Money Market Sub-Account, one for all other Sub-Accounts. Both are according to methods prescribed by the SEC.

Money Market Sub-Account:

The Average Annual Return is the income generated by an investment in the Money Market Sub-Account over a seven-day period, annualized. The process of annualizing results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment.

The Money Market Sub-Account's return is determined by:
     a) calculating the change in unit value for the base period (the 7-day period ended December 31, 2002); then
     b) dividing this figure by the account value at the beginning of the period; then
     c)   annualizing this result by the factor of 365/7.

Other Sub-Accounts:

The Average Annual Return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:

                    P(1 + T)n = ERV

Where:      P = a hypothetical initial purchase payment of $1,000
            T = average annual total return for the period in question
            N = number of years
            ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 3-year, 5-year, or 10-year period in question (or fractional period thereof)

The formula assumes that:
            (1) all recurring fees have been charged to the policy owner's accounts; and
            (2) there will be a complete redemption upon the anniversary of the
                1-year, 3-year, 5-year, or 10-year period in question.

In accordance with SEC guidelines, we report Sub-Account performance back to the first date that the fund became available, which could pre-date its inclusion in this product. Where the length of the performance reporting period exceeds the period for which the fund was available, Sub-Account performance will show an "N/A".

                                   SUPPLEMENT

         SUPPLEMENT DATED ___________ TO PROSPECTUSES DATED ___________

         LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
                   PRODUCTS: VUL(cv)III, VUL(db) AND VUL(ONE)

           LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE
                                PRODUCT: SVULIII

            ISSUED BY THE LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

If your financial advisor is a member of M Financial Group:

This supplement provides information about four additional funds offered under your policy.

A separate funds prospectus supplement for these four funds has also been prepared, and should be presented to you along with this product prospectus supplement.

Except as amended by this supplement, all information in your product prospectus applies.

                                   ----------

The funds and their investment advisers/sub-advisers and objectives are listed below.

M FUNDS, INC., advised by M Financial Investment Advisers, Inc. (MFIA)

BRANDES INTERNATIONAL EQUITY FUND: Sub-advised by Brandes Investment Partners, L.P. Seeks to provide long-term capital appreciation through investing mainly in equity securities of foreign issuers, including common stocks, preferred stocks and securities that are convertible into common stocks.

BUSINESS OPPORTUNITY VALUE FUND: Sub-advised by Iridian Asset Management LLC. Seeks to provide long-term capital appreciation through investing primarily in equity securities of U.S. issuers in the large-to-medium-capitalization segments of the U.S. stock market.

FRONTIER CAPITAL APPRECIATION FUND: Sub-advised by Frontier Capital Management Company, LLC. Seeks to provide maximum capital appreciation through investing in common stock of U.S. companies of all sizes, with an emphasis on stocks of companies with capitalizations that are consistent with the capitalizations of those companies found in the Russell 2500.

TURNER CORE GROWTH FUND: Sub-advised by Turner Investment Partners, Inc. Seeks to provide long-term capital appreciation through investing mainly in common stocks of U.S. companies that show strong earnings growth potential.

CHARGES AND FEES: This replaces information related to Table III in your product prospectus.

Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the funds that you may pay during the time you own your policy. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time. (to be updated by amendment)

TABLE III: TOTAL ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM
                                  FUND ASSETS)

            TOTAL ANNUAL OPERATING EXPENSE                        MINIMUM                     MAXIMUM
-----------------------------------------------------------------------------------------------------
Total Management fees, distribution and/or service
(12b-1) fees, and other expenses.                                  0.32%                       1.90%*

* Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 1.00%. These waivers and reductions generally extend through April 30, 2003 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.

                           PART C -- OTHER INFORMATION

Item 27.

                                    EXHIBITS

      (1) Resolution of the Board of Directors of The Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account.(2)

      (2) Commission Schedule for Variable Life Policies.(5)

      (3) (a) Revised and Amended Principal Underwriting Agreement between Lincoln Financial Advisors Corporation and Lincoln Life & Annuity Company of New York.(4)

          (b)  Selling Group Agreement.(4)

      (4) (a)  Form of Policy LN 691 NY, LR 521 NY

          (b)  Riders. (3)

          (c)  Accounting Value Rider -- Policy Form LR500 NY(6)

          (d)  Change of Insured Rider -- Policy Form LR496 NY(6)

          (e)  Estate Tax Repeal Rider -- Policy Form LR511 NY(9)

          (f)  Form of No-Lapse Enhancement Rider -- Policy Form LR691 NY

      (5) (a)  Application -- Policy Form B11 NY

          (b) Addendum to Application -- Policy Form B30 NY, B30 NY -- M (to be filed by amendment)

      (6) (a) Articles of Incorporation of Lincoln Life & Annuity Company of New York.(1)

          (b)  Bylaws of Lincoln Life & Annuity Company of New York.(1)

      (7) Form of Reinsurance Contracts(7)

      (8) Fund Participation Agreements and amendments thereto between The Lincoln National Life Insurance Company and:

          (a)  Alliance Variable Products Series Fund, Inc.(7)

          (b)  American Funds Insurance Series(7)

          (c)  American Century Variable Products Group, Inc.(7)

          (d)  BT Insurance Funds Trust(7)

          (e)  Delaware Group Premium Fund(7)

          (f)  Fidelity Variable Insurance Products Fund(7)

          (g)  Franklin Templeton Variable Products Series Fund(7)

          (h)  Janus Aspen Series(7)

          (i)  Lincoln Variable Insurance Products Trust(7)

          (j)  M Fund, Inc.*

          (k)  MFS Variable Insurance Trust(7)

          (l)  Neuberger & Berman Advisers Management Trust(7)

      (9) Service Agreements, and amendments thereto, between LLANY and Delaware Service Company, Inc.(8)

     (10) Not applicable.

     (11) Opinion and Consent of Robert O. Sheppard, Esq.

     (12) Not Applicable.

     (13) Not Applicable.

     (14) Consent of Ernst & Young LLP, Independent Auditors. (to be filed by amendment)

     (15) Not applicable.

     (16) Not applicable.

     (17) Not applicable.

Item 28.

                     DIRECTORS AND OFFICERS OF THE DEPOSITOR

John H. Gotta****                                        President, Assistant Secretary and Director and
                                                         Member of the Investment Committee

Janet Chrzan**                                           2nd Vice President and Chief Financial Officer

J. Patrick Barrett                                       Director
  Chairman and CEO
  Carpat Investments
  4605 Watergap
  Manlius, NY 13104

Robert D. Bond**                                         Director

Jon A. Boscia***                                         Director

Donna D. DeRosa****                                      Director and Assistant Secretary

Christine S. Frederick****                               Assistant Vice President and Chief Compliance Officer

Rise' C. M. Taylor**                                     2nd Vice President

Barbara S. Kowalczyk***                                  Director and Chairperson of the Investment Committee

M. Leanne Lachman                                        Director
  President
  Lachman Associates L.L.C.
  870 United Nations Plaza, #19-E
  New York, NY 10017

Louis G. Marcoccia                                       Director
  Senior Vice President
  Syracuse University
  Skytop Office Building
  Skytop Road
  Syracuse, NY 13244-5300

Gary W. Parker ****                                      2nd Vice President and Director

Ron J. Ponder                                            Director
  Executive Vice President and CIO
  WellPoint Health Networks, Inc.
  1 Wellpoint Way
  T2-2G4
  Thousand Oaks, CA 91362

Jill S. Ruckelshaus                                      Director
  1015 Evergreen Point Road
  Post Office Box 76
  Medina, WA 98039

Robert O. Sheppard*                                      2nd Vice President and General Counsel

Todd R. Stephenson**                                     Director and Assistant Treasurer

Eldon J. Summers**                                       Treasurer

Richard C. Vaughan***                                    Director

C. Suzanne Womack***                                     Secretary

----------
*    Principal business address is 100 Madison Street, 17th Floor, Syracuse, NY
     13202

**   Principal business address is 1300 S. Clinton Street, Fort Wayne, IN 46801

*** Principal business address is Center Square West Tower, 1500 Market Street-Suite 3900, Philadelphia, PA 19102-2112

**** Principal business address is 350 Church Street, Hartford, CT 06103

Item 29.

               PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH
                         THE DEPOSITOR OR THE REGISTRANT

          Organizational Chart of the Lincoln National Corporation Insurance Company Holding Company System.(10)

Item 30.

                                 INDEMNIFICATION

(a)       Brief description of indemnification provisions:

          In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

          In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

          Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.

(b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.

                             PRINCIPAL UNDERWRITERS

(a) Lincoln Financial Advisors, Inc. is the Principal Underwriter for Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life & Annuity Variable Annuity Account N; LLANY Separate Account R for Flexible Premium Variable Life Insurance; and LLANY Separate Account S for Flexible Premium Variable Life Insurance.

(b)       See Item 28.

(c)       N/A

Item 32.

                        LOCATION OF ACCOUNTS AND RECORDS

          All accounts, books, and other documents, except accounting records, required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by the Lincoln National Life Insurance Company, 1300 S. Clinton Street, Fort Wayne, Indiana 46802. The accounting records are maintained by Delaware Management Company, One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103.

Item 33.

                               MANAGEMENT SERVICES

          Not Applicable.

Item 34.

                               FEE REPRESENTATION

          Lincoln Life represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

----------
 *   To be filed by amendment.
(1) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-38007) filed on October 16, 1997.
(2) Incorporated by reference to Registration Statement on Form N-8B-2 (File No. 811-08651) filed on February 11, 1998.
(3) Incorporated by reference to Pre-Effective Amendment No. 1 to this Registration Statement on Form S-6 (File No. 333-42507) filed on July 2, 1998.
(4) Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-4 (File 333-93875) filed on April 27, 2000.
(5) Incorporated by reference to Post-Effective Amendment No. 6 on Form S-6 (File No. 333-42507) filed on July 28, 2000.
(6) Incorporated by reference to Post-Effective Amendment No. 7 on Form S-6 (File No. 333-42507) filed on April 20, 2001.
(7) Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6 (File No. 333-84684) filed on April 23, 2003.
(8) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-43373) filed April 4, 2002.
(9) Incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-52194) filed on November 13, 2001.
(10) Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-84360) filed on April 23, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life & Annuity Flexible Premium Variable Life Account M, has duly caused this Initial Registration Statement (File No.: 811-08559; CIK: 0001051629) on Form N-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford and State of Connecticut, on the 20th day of February, 2004.


                                 LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM
                                 VARIABLE LIFE ACCOUNT M
                                 (REGISTRANT)


                                 By             /s/ GARY W. PARKER
                                    -------------------------------------------
                                                  Gary W. Parker
                                        SECOND VICE PRESIDENT AND DIRECTOR
                                    LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK


                                 LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                                 (DEPOSITOR)


                                 By             /s/ GARY W. PARKER
                                    -------------------------------------------
                                                  Gary W. Parker
                                        SECOND VICE PRESIDENT AND DIRECTOR

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Initial Registration Statement on Form N-6 (File No.: 811-08559; CIK:
0001051629) has been signed below on February 20, 2004, by the following persons, as officers and directors of the Depositor, in the capacities indicated:

                      SIGNATURE                                                  TITLE
                      ---------                                                  -----
                  /s/ JOHN H. GOTTA*                    President, Assistant Secretary and Director
--------------------------------------------------      (Principal Executive Officer)
                     John H. Gotta


                   /s/ JANET CHRZAN*                    Second Vice President and Chief Financial Officer
--------------------------------------------------      (Principal Financial Officer and Principal Accounting
                     Janet Chrzan                       Officer)


                  /s/ GARY W. PARKER*
--------------------------------------------------      Second Vice President and Director
                    Gary W. Parker


                 /s/ DONNA D. DEROSA*
--------------------------------------------------      Director and Assistant Secretary
                    Donna D. DeRosa


                /s/ TODD R. STEPHENSON*
--------------------------------------------------      Director and Assistant Treasurer
                  Todd R. Stephenson


                /s/ J. PATRICK BARRETT*
--------------------------------------------------      Director
                  J. Patrick Barrett


                  /s/ ROBERT D. BOND*
--------------------------------------------------      Director
                    Robert D. Bond


                  /s/ JON A. BOSCIA*
--------------------------------------------------      Director
                     Jon A. Boscia


             /s/ BARBARA STEURY KOWALCZYK*
--------------------------------------------------      Director and Chairperson of the Investment Committee
               Barbara Steury Kowalczyk


            /s/ MARGUERITE LEANNE LACHMAN*
--------------------------------------------------      Director
               Marguerite Leanne Lachman


                /s/ LOUIS G. MARCOCCIA*
--------------------------------------------------      Director
                  Louis G. Marcoccia

                      SIGNATURE                                                  TITLE
                      ---------                                                  -----
                  /s/ RON J. PONDER*
--------------------------------------------------      Director
                     Ron J. Ponder


               /s/ JILL S. RUCKELSHAUS*
--------------------------------------------------      Director
                  Jill S. Ruckelshaus


                /s/ RICHARD C. VAUGHAN*
--------------------------------------------------      Director
                  Richard C. Vaughan


* By                        /s/ GARY W. PARKER
     --------------------------------------------------------------
      Gary W. Parker, pursuant to a Power of Attorney
      filed with this Initial Registration Statement.

                                POWER OF ATTORNEY

     The undersigned, in his/her position as director and/or officer of Lincoln Life & Annuity Company of New York, hereby constitutes and appoints Gary W. Parker, Robert O. Sheppard and Christine S. Frederick, individually, his/her true and lawful attorneys-in-fact, with full power to each of them to sign for him/her, in his/her name, in the capacity indicated below, any and all Registration Statements, amendments, exhibits, or other documents on Form S-6 or Form N-6, or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming his/her signature as they may be signed by any of the attorneys-in-fact to any such Registration Statement, amendment to said Registration Statement or other documents in connection therewith. The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

     Dated: September 17, 2003

          SIGNATURE                                          TITLE
          ---------                                          -----
      /s/ John H. Gotta             President, Assistant Secretary and Director
-------------------------------     (Principal Executive Officer)
        John H. Gotta


                             Signed before me this 17th day of September, 2003


                             /s/ Martha Jarvis
                             ---------------------------------------------------
                             Notary Public
                             Hartford, CT
                             Commission Expires Sep. 30, 2007

                                POWER OF ATTORNEY

     The undersigned, in his/her position as director and/or officer of Lincoln Life & Annuity Company of New York, hereby constitutes and appoints Gary W. Parker, Robert O. Sheppard and Christine S. Frederick, individually, his/her true and lawful attorneys-in-fact, with full power to each of them to sign for him/her, in his/her name, in the capacity indicated below, any and all Registration Statements, amendments, exhibits, or other documents on Form S-6 or Form N-6, or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming his/her signature as they may be signed by any of the attorneys-in-fact to any such Registration Statement, amendment to said Registration Statement or other documents in connection therewith. The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

     Dated: September 18, 2003

          SIGNATURE                                          TITLE
          ---------                                          -----
      /s/ Jon A. Boscia
-------------------------------     Director
        Jon A. Boscia

                                POWER OF ATTORNEY

     The undersigned, in his/her position as director and/or officer of Lincoln Life & Annuity Company of New York, hereby constitutes and appoints Gary W. Parker, Robert O. Sheppard and Christine S. Frederick, individually, his/her true and lawful attorneys-in-fact, with full power to each of them to sign for him/her, in his/her name, in the capacity indicated below, any and all Registration Statements, amendments, exhibits, or other documents on Form S-6 or Form N-6, or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming his/her signature as they may be signed by any of the attorneys-in-fact to any such Registration Statement, amendment to said Registration Statement or other documents in connection therewith. The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

     Dated: September 22, 2003

          SIGNATURE                                          TITLE
          ---------                                          -----
      /s/ Janet Chrzan              Second Vice President and Chief Financial Officer
-------------------------------     (Principal Financial Officer and Principal Accounting
        Janet Chrzan                Officer)

STATE OF INDIANA
                            }
COUNTY OF ALLEN
                             Subscribed and sworn to before me this
                             22nd day of September, 2003


                             /s/ Janet A. Bell
                             ---------------------------------------------------
                             Notary Public
                             Commission Expires: March 13, 2008

                                POWER OF ATTORNEY

     The undersigned, in his/her position as director and/or officer of Lincoln Life & Annuity Company of New York, hereby constitutes and appoints Gary W. Parker, Robert O. Sheppard and Christine S. Frederick, individually, his/her true and lawful attorneys-in-fact, with full power to each of them to sign for him/her, in his/her name, in the capacity indicated below, any and all Registration Statements, amendments, exhibits, or other documents on Form S-6 or Form N-6, or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming his/her signature as they may be signed by any of the attorneys-in-fact to any such Registration Statement, amendment to said Registration Statement or other documents in connection therewith. The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

     Dated: October 16, 2003

          SIGNATURE                                          TITLE
          ---------                                          -----
     /s/ J. Patrick Barrett
-------------------------------     Director
      J. Patrick Barrett

                                POWER OF ATTORNEY

     The undersigned, in his/her position as director and/or officer of Lincoln Life & Annuity Company of New York, hereby constitutes and appoints Gary W. Parker, Robert O. Sheppard and Christine S. Frederick, individually, his/her true and lawful attorneys-in-fact, with full power to each of them to sign for him/her, in his/her name, in the capacity indicated below, any and all Registration Statements, amendments, exhibits, or other documents on Form S-6 or Form N-6, or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming his/her signature as they may be signed by any of the attorneys-in-fact to any such Registration Statement, amendment to said Registration Statement or other documents in connection therewith. The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

     Dated: September 18, 2003

          SIGNATURE                                          TITLE
          ---------                                          -----
     /s/ Gary W. Parker
-------------------------------     Second Vice President and Director
       Gary W. Parker

                                POWER OF ATTORNEY

     The undersigned, in his/her position as director and/or officer of Lincoln Life & Annuity Company of New York, hereby constitutes and appoints Gary W. Parker, Robert O. Sheppard and Christine S. Frederick, individually, his/her true and lawful attorneys-in-fact, with full power to each of them to sign for him/her, in his/her name, in the capacity indicated below, any and all Registration Statements, amendments, exhibits, or other documents on Form S-6 or Form N-6, or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming his/her signature as they may be signed by any of the attorneys-in-fact to any such Registration Statement, amendment to said Registration Statement or other documents in connection therewith. The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

     Dated: September 18, 2003

          SIGNATURE                                          TITLE
          ---------                                          -----
      /s/ Robert D. Bond
-------------------------------     Director
        Robert D. Bond

STATE OF INDIANA
                            }
COUNTY OF ALLEN
                             Subscribed and sworn to before me this
                             18 th day of September, 2003


                             /s/ Brenda S. Henline
                             ---------------------------------------------------
                             Notary Public
                             Commission Expires: February 16, 2007

                                POWER OF ATTORNEY

     The undersigned, in his/her position as director and/or officer of Lincoln Life & Annuity Company of New York, hereby constitutes and appoints Gary W. Parker, Robert O. Sheppard and Christine S. Frederick, individually, his/her true and lawful attorneys-in-fact, with full power to each of them to sign for him/her, in his/her name, in the capacity indicated below, any and all Registration Statements, amendments, exhibits, or other documents on Form S-6 or Form N-6, or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming his/her signature as they may be signed by any of the attorneys-in-fact to any such Registration Statement, amendment to said Registration Statement or other documents in connection therewith. The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

     Dated: September 22, 2003

          SIGNATURE                                          TITLE
          ---------                                          -----
    /s/ Todd R. Stephenson
-------------------------------     Director and Assistant Treasurer
      Todd R. Stephenson

STATE OF INDIANA
                            }
COUNTY OF ALLEN
                             Subscribed and sworn to before me this
                             22nd day of September, 2003


                             /s/ Sharlene K. Honegger
                             ---------------------------------------------------
                             Notary Public
                             Commission Expires: 2/29/08

                                POWER OF ATTORNEY

     The undersigned, in his/her position as director and/or officer of Lincoln Life & Annuity Company of New York, hereby constitutes and appoints Gary W. Parker, Robert O. Sheppard and Christine S. Frederick, individually, his/her true and lawful attorneys-in-fact, with full power to each of them to sign for him/her, in his/her name, in the capacity indicated below, any and all Registration Statements, amendments, exhibits, or other documents on Form S-6 or Form N-6, or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming his/her signature as they may be signed by any of the attorneys-in-fact to any such Registration Statement, amendment to said Registration Statement or other documents in connection therewith. The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

     Dated: September 18, 2003

          SIGNATURE                                          TITLE
          ---------                                          -----
    /s/ Barbara Steury Kowalczyk
-------------------------------     Director and Chairperson of the Investment Committee
      Barbara Steury Kowalczyk

                                POWER OF ATTORNEY

     The undersigned, in his/her position as director and/or officer of Lincoln Life & Annuity Company of New York, hereby constitutes and appoints Gary W. Parker, Robert O. Sheppard and Christine S. Frederick, individually, his/her true and lawful attorneys-in-fact, with full power to each of them to sign for him/her, in his/her name, in the capacity indicated below, any and all Registration Statements, amendments, exhibits, or other documents on Form S-6 or Form N-6, or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming his/her signature as they may be signed by any of the attorneys-in-fact to any such Registration Statement, amendment to said Registration Statement or other documents in connection therewith. The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

     Dated: September 18, 2003

          SIGNATURE                                          TITLE
          ---------                                          -----
     /s/ Donna D. DeRosa
------------------------------------    Director and Assistant Secretary
       Donna D. DeRosa

                                    Signed Before me this 18th day of September.


                                    /s/ Martha Jarvis
                                    --------------------------------------------
                                    Notary Public
                                    My Commission Expires Sep. 30, 2007

                                POWER OF ATTORNEY

     The undersigned, in his/her position as director and/or officer of Lincoln Life & Annuity Company of New York, hereby constitutes and appoints Gary W. Parker, Robert O. Sheppard and Christine S. Frederick, individually, his/her true and lawful attorneys-in-fact, with full power to each of them to sign for him/her, in his/her name, in the capacity indicated below, any and all Registration Statements, amendments, exhibits, or other documents on Form S-6 or Form N-6, or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming his/her signature as they may be signed by any of the attorneys-in-fact to any such Registration Statement, amendment to said Registration Statement or other documents in connection therewith. The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

     Dated: September 18, 2003

                SIGNATURE                                    TITLE
                ---------                                    -----
      /s/ Marguerite Leanne Lachman
-------------------------------------------            Director
        Marguerite Leanne Lachman

                                POWER OF ATTORNEY

     The undersigned, in his/her position as director and/or officer of Lincoln Life & Annuity Company of New York, hereby constitutes and appoints Gary W. Parker, Robert O. Sheppard and Christine S. Frederick, individually, his/her true and lawful attorneys-in-fact, with full power to each of them to sign for him/her, in his/her name, in the capacity indicated below, any and all Registration Statements, amendments, exhibits, or other documents on Form S-6 or Form N-6, or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming his/her signature as they may be signed by any of the attorneys-in-fact to any such Registration Statement, amendment to said Registration Statement or other documents in connection therewith. The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

     Dated: September 19, 2003

          SIGNATURE                                          TITLE
          ---------                                          -----
  /s/ Richard C. Vaughan
-------------------------------------     Director
    Richard C. Vaughan

                                        Sworn to and subscribed before me
                                        this 19th day of Sept. 2003


                                        /s/ Sara A. Hudson
                                        ----------------------------------------
                                        Notary Public
                                        My Commission Expires December 12, 2005

                                POWER OF ATTORNEY

     The undersigned, in his/her position as director and/or officer of Lincoln Life & Annuity Company of New York, hereby constitutes and appoints Gary W. Parker, Robert O. Sheppard and Christine S. Frederick, individually, his/her true and lawful attorneys-in-fact, with full power to each of them to sign for him/her, in his/her name, in the capacity indicated below, any and all Registration Statements, amendments, exhibits, or other documents on Form S-6 or Form N-6, or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming his/her signature as they may be signed by any of the attorneys-in-fact to any such Registration Statement, amendment to said Registration Statement or other documents in connection therewith. The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

     Dated: September 18, 2003

            SIGNATURE                                        TITLE
            ---------                                        -----
     /s/ Louis G. Marcoccia
---------------------------------------      Director
       Louis G. Marcoccia

                                POWER OF ATTORNEY

     The undersigned, in his/her position as director and/or officer of Lincoln Life & Annuity Company of New York, hereby constitutes and appoints Gary W. Parker, Robert O. Sheppard and Christine S. Frederick, individually, his/her true and lawful attorneys-in-fact, with full power to each of them to sign for him/her, in his/her name, in the capacity indicated below, any and all Registration Statements, amendments, exhibits, or other documents on Form S-6 or Form N-6, or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming his/her signature as they may be signed by any of the attorneys-in-fact to any such Registration Statement, amendment to said Registration Statement or other documents in connection therewith. The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

     Dated: September 18, 2003

          SIGNATURE                                          TITLE
          ---------                                          -----
     /s/ Jill S. Ruckelshaus
--------------------------------------       Director
       Jill S. Ruckelshaus

STATE OF WASHINGTON
                                     }
COUNTY OF KING

                                      Subscribed and sworn to before me this
                                      18 th day of September, 2003


                                      /s/ Diane L. Hodgson
                                      ------------------------------------------
                                      Notary Public
                                      Commission Expires: December 11, 2005

                                POWER OF ATTORNEY

     The undersigned, in his/her position as director and/or officer of Lincoln Life & Annuity Company of New York, hereby constitutes and appoints Gary W. Parker, Robert O. Sheppard and Christine S. Frederick, individually, his/her true and lawful attorneys-in-fact, with full power to each of them to sign for him/her, in his/her name, in the capacity indicated below, any and all Registration Statements, amendments, exhibits, or other documents on Form S-6 or Form N-6, or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming his/her signature as they may be signed by any of the attorneys-in-fact to any such Registration Statement, amendment to said Registration Statement or other documents in connection therewith. The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

     Dated: October 20, 2003

          SIGNATURE                                          TITLE
          ---------                                          -----
     /s/ Ron J. Ponder
---------------------------------------      Director
       Ron J. Ponder

STATE OF CALIFORNIA
                                 }SS:
COUNTY OF VENTURA

                                  Subscribed and sworn to before me this
                                  20th day of October, 2003


                                  /s/ Alfred Neal Simmons
                                  ----------------------------------------------
                                  Notary Public
                                  Commission Expires: January 17, 2004